CAMBIOR INC.

MATERIAL CHANGE REPORT

(i)	Reporting Issuer
The name and address of the reporting issuer is Cambior Inc. ("Cambior"), 1111
Saint-Charles Street West, East Tower, Suite 750, Longueuil, Québec, J4K 5G4.

(ii)	Date of Material Changes
The material changes occurred on July 2, 2004.

(iii)	Press Release
A press release reporting the material changes was issued on July 5, 2004 through
Canada News Wire.

(iv)	Summary of Material Change
Effective July 2, 2004, Sequoia Minerals Inc. ("Sequoia") amalgamated with
9142-1933 Québec Inc. ("Subco"), a wholly owned subsidiary of Cambior (the
"Amalgamation"). As a result of the Amalgamation, Sequoia became a wholly-
owned subsidiary of Cambior.

(v)	Full Description of Material Changes
Effective July 2, 2004, Sequoia amalgamated with Subco. As a result of the
Amalgamation, Sequoia became a wholly-owned subsidiary of Cambior.

Under the Amalgamation, Sequoia shareholders were entitled to elect to receive, for each common share of Sequoia held, $0.60 in cash or 0,15873 of a common share of Cambior or any combination thereof, and Sequoia optionholders were permitted to exchange their options for Cambior options. Pursuant to the
Amalgamation, Cambior (i) paid an aggregate cash amount of approximately
$56,000,000, (ii) issued approximately 2,241,432 common shares, and (iii)
Sequoia options were exchanged for options to acquire 46,826 common shares of
Cambior.

(vi)	Reliance on Confidential Disclosure Provisions
Not applicable.

(vii)	Omitted Information
Not applicable.

(viii)	Senior Officer
Mr. Marc Dagenais, Vice-President, Legal Affairs and Assistant Corporate
Secretary
Cambior Inc.
Tel: (450) 677-0040
Fax: (450) 677-3382

(ix)	Statement of Officer
The foregoing accurately discloses the material changes referred to herein.

DATED July 13, 2004 at Longueuil, Québec.

CAMBIOR INC.

By:	/s/ Lucie Desjardins
Lucie Desjardins,
Corporate Secretary and
Senior Legal Counsel